

03054251

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. KANE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, Suite 1404
(No. and Street)

Los Angeles	California	90024-0098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Kane (310) 208-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name – *if individual, state last, first, middle name*)

6700 East Pacific Coast Highway, Suite 255	Long Beach	California	90803
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Kane & Company, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Notary Public

Signature

Michael W. Kane, President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. KANE & COMPANY, INC.



FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
M. Kane & Company, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of M. Kane & Company, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Kane & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 20, 2003

M. KANE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents:		
Cash in bank (Notes 1 and 6)		$ 46,000
Money market funds (Note 2)		257,194
Total cash and cash equivalents		303,194
Prepaid income taxes		2,977
Prepaid lease (Note 5)		414
Property and equipment (Note 1):		
Furniture and fixtures	$ 133,158	
Office equipment	162,570	
	295,728	
Accumulated depreciation	(193,413)	
Net property and equipment		102,315
Total assets		$ 408,900

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 15,523
Accrued interest payable		11,040
Liabilities subordinated to claims of general creditors (Note 4)		350,000
Total liabilities		376,563
Commitments (Note 5)		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding - 100 shares	$ 10,000	
Additional paid-in capital	124,165	
Retained earnings	(101,828)	
Total stockholder's equity		32,337
Total liabilities and stockholder's equity		$ 408,900

The accompanying notes are an integral part of these financial statements.

M. KANE & COMPANY, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2002

Revenues:		
Consulting fees		$ 524,882
Interest income		2,135
Total revenues		527,017
Expenses:		
Travel and auto	$ 152,292	
Business promotion and entertainment	66,819	
Depreciation and amortization	50,000	
Insurance	7,954	
Interest	11,040	
Information services	1,114	
Professional services	9,315	
Salaries and employee benefits	391,462	
Officer's expenses	63,621	
Telephone	18,227	
Delivery	1,854	
Office expenses	49,949	
Rent and lease payments (Note 5)	146,056	
Consulting fees	34,655	
Repairs and maintenance	9,423	
Dues and subscriptions	11,549	
NASD fees	1,298	
SIPC assessment	150	
Fidelity bond	815	
Parking	7,156	
Other	11,605	
Total expenses		1,046,354
Income (loss) before income taxes		(519,337)
Income taxes (Notes 1 and 7)		-
Net income (loss)		$ (519,337)

The accompanying notes are an integral part of these financial statements.

M. KANE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 10,000	24,165	417,509	451,674
Net loss for the year ended December 31, 2002	-	-	(519,337)	(519,337)
Additional paid-in capital	-	100,000	-	100,000
Balance at December 31, 2002	$ 10,000	124,165	(101,828)	32,337

The accompanying notes are an integral part of these financial statements.

M. KANE & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$ 150,000
Increase - Funds advanced under new subordinated note agreement (Note 4)	200,000
Subordinated liabilities at December 31, 2002	$ 350,000

The accompanying notes are an integral part of these financial statements.

M. KANE & COMPANY, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss		$ (519,337)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation and amortization	$ 50,000	
Decrease in prepaid income taxes	9,823	
Decrease in prepaid expenses	5,040	
Increase in interest payable	11,040	
Increase in accounts payable	13,523	
Total adjustments		89,426
Net cash flows used by operating activities		(429,911)
Cash flows from investing activities:		
Purchase of equipment	(9,121)	
Net cash flows used for investing activities		(9,121)
Cash flows from financing activities:		
Additional paid-in capital	100,000	
Additional subordinated debt	200,000	
Net cash flows provided by financing activities		300,000
Net decrease in cash and cash equivalents		(139,032)
Cash and cash equivalents at beginning of year		442,226
Cash and cash equivalents at end of year		$ 303,194

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ -
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

M. KANE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees, underwriting fees, and fees for advisory services in connection with mergers and acquisitions generated throughout the United States.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

The Company elected S corporation status effective January 1, 1997. Earnings and losses after that date have been included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, with the exception of a 1-1/2% minimum California tax applied to the net income on all S corporations.

(2) MONEY MARKET AND INVESTMENTS

Money market funds consist of certain mutual fund investments contained in an investment portfolio held by a banking institution where funds are swept into and out of the investment account from the checking account daily, as needed. All such funds are deemed cash equivalents as of December 31, 2002.

(3) PENSION PLAN

The Company sponsors a simplified employee pension plan (SEP) that covers all employees who have been full-time for three years or longer. For 2002, there was no contribution accrued.

(4) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The sole stockholder of the Company has advanced funds totalling $350,000 to the broker/dealer under two "subordinated loan agreements for equity capital." The first agreement was originally dated December 29, 1995, and approved by the National Association of Securities Dealers, Inc. effective as of that date. This agreement has been renewed and now matures on December 31, 2005, and provides for interest at 6.11%. The second agreement is dated September 30, 2002, and also matures on December 31, 2005, providing for interest at 3.75%. The interest for 2002 for both agreements amounted to $11,040.

(5) COMMITMENTS

The Company leases office space under an operating lease expiring February 28, 2011. Minimum future rentals under this lease for each year and in the aggregate are approximately as follows:

Year Ended December 31	Amount
2003	$ 150,000
2004	156,000
2005	162,000
2006	168,000
Thereafter	778,000
Total lease obligation	$ 1,414,000

(6) PROVISION FOR INCOME TAXES

As discussed in Note 1, the Company changed its tax status from taxable to S-corporation status effective as of January 1, 1997. Therefore, in the current year, no tax has been provided for at the California level as there was no taxable income.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital was $271,487 which exceeded the required minimum capital by $171,487 and the aggregate indebtedness to net capital ratio was .10 to 1.

M. KANE & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total equity from statement of financial condition		$ 32,337
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		350,000
Total capital and subordinated liabilities		382,337
Less non-allowable assets:		
Prepaid income taxes	$ 2,977	
Prepaid lease	414	
Property and equipment, net	102,315	(105,706)
Net capital before haircuts		276,631
Haircuts:		
Money market - Mutual fund investments		(5,144)
Net capital		$ 271,487

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,770
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 171,487

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 26,563
Ratio of aggregate indebtedness to net capital	.10 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
M. Kane & Company, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of M. Kane & Company, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Long Beach, California
January 20, 2003